April 30, 2007

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Filing Desk

Re:	AIP Alternative Strategies Funds
SEC File Nos. 333-86348/811-21079

Ladies and Gentlemen:

On behalf of AIP Alternative Strategies Funds (the “Trust”), attached herewith for filing pursuant to paragraph (b) of Rule 485 under the Securities Act of 1933, as amended (the “1933 Act”), please find Post-Effective Amendment No. 17 to the Trust’s Registration Statement on Form N-1A (“PEA No. 17”). PEA No. 17 applies only to the annual update of the Alpha Hedged Strategies Fund and Beta Hedged Strategies Fund (the “Funds”), each a series of shares offered by the Trust.

We have reviewed PEA No. 17 filed under Rule 485(b) and, to our knowledge, such filing does not contain any disclosure that would render it ineligible to become effective under paragraph (b) of Rule 485.

Questions concerning PEA No. 17 may be directed to Mr. Thomas R. Westle at (212) 885-5239 or Mary Stokes at (215) 569-5530.

Very truly yours,

/s/ Thomas R. Westle

Thomas R. Westle
Enclosures

U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

April 30, 2007

FILED VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, D.C. 20549

Re:	AIP Alternative Strategies Funds (the “Trust”)
File Nos.: 333-86348 and 811-21079

Dear Sir or Madam:

Pursuant to Rule 485(b) of the Securities Act of 1933, as amended, and pursuant to the Investment Company Act of 1940, as amended, and the regulations thereunder, transmitted herewith on behalf of the Trust and its series, the Alpha Hedged Strategies Fund and Beta Hedged Strategies Fund, is Post-Effective Amendment No. 17 to its Registration Statement on Form N-1A to be effective April 30, 2006.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk

Jeanine M. Bajczyk
For US Bancorp Fund Services

Enclosures